Exhibit 99.5

DANAHER CORPORATION

2099 PENNSYLVANIA AVENUE, N.W.

12TH FLOOR

WASHINGTON, D.C. 20006

TELEPHONE (202)-828-0850   FAX (202)-828-0860

FOR IMMEDIATE RELEASE	CONTACT: Andy Wilson
VP, Investor Relations
(202) 828-0850

DANAHER CORPORATION ANNOUNCES RECORD

SECOND QUARTER RESULTS

WASHINGTON, D.C., July 17, 2003 — Danaher Corporation (NYSE:DHR) announced today that net earnings for its second quarter ended June 27, 2003 were $125.1 million, 21% above the corresponding 2002 period earnings of $103.7 million.  Diluted earnings per share for the 2003 quarter were $0.79, an increase of 20% over the $0.66 reported for the 2002 second quarter.  Sales for the 2003 second quarter were $1,299.4 million, 13% higher than the $1,146.3 million for the quarter ended June 28, 2002.

                For the six month period ended June 27, 2003, net earnings were $228.3 million, up 22% from the $186.4 million reported in 2002 before the effect of a change in accounting related to goodwill.  Diluted earnings per share for the 2003 six month period of $1.44 increased 19% from the $1.21 in 2002 before the effect of the accounting change.  Net earnings for the 2002 six month period, after the effect of a first quarter $173.8 million one-time non-cash charge for impairment of goodwill, were $12.7 million, or $0.11 per diluted share.  Sales of $2,495.6 million for the 2003 six month period were 16% higher than the $2,150.5 million reported in 2002.

H. Lawrence Culp, Jr., President and Chief Executive Officer, stated, “We are again pleased to report record second quarter results.  Despite the continued sluggish economic environment, we were able to achieve a 20% increase in earnings per share for the quarter.  Sales for the quarter grew 13% compared to last year’s second quarter, driven primarily by revenues from recently completed acquisitions.  Operating cash flow was a record $449.2 million for the six month period and 14% higher than in 2002.  We are optimistic that our targeted growth opportunities, coupled with a continued drive on cost reduction and acquisition integration, will provide positive results for the balance of the year and position us well for the eventual industrial economic upturn.”

Danaher Corporation is a leading manufacturer of Process/Environmental Controls and Tools and Components.  (www.danaher.com)

Statements in this release that are not strictly historical may be “forward-looking” statements, which involve risks and uncertainties.  These include economic and currency conditions, market demand, pricing, and competitive and technological factors, among others, as set forth in the company’s SEC filings.

DANAHER CORPORATION

Results of Operations

(thousands, except per share amounts)

(unaudited)

	Three Months Ended		Six Months Ended
	June 27,	June 28,	June 27,	June 28,
	2003	2002	2003	2002
Net sales	$1,299,432	$1,146,326	$2,495,647	$2,150,533
Operating costs and expenses:
Cost of sales	774,546	701,908	1,503,362	1,330,092
Selling, general and administrative expenses	323,675	277,374	624,856	516,176
Gain on sale of real estate	—	(2,531)	(775)	(2,531)
Total operating expenses	1,098,221	976,751	2,127,443	1,843,737
Operating profit	201,211	169,575	368,204	306,796
Interest expense, net	13,024	11,308	24,940	22,216
Earnings before income taxes and effect of accounting change	188,187	158,267	343,264	284,580
Income taxes	63,043	54,602	114,994	98,180
Net earnings, before effect of accounting change	125,144	103,665	228,270	186,400
Effect of accounting change, net of tax	—	—	—	(173,750)
Net earnings	$125,144	$103,665	$228,270	$12,650
Basic earnings per share:
Net earnings before effect ofaccounting change	$0.82	$0.69	$1.49	$1.26
Less: Effect of accounting change	—	—	—	(1.17)
Net earnings	$0.82	$0.69	$1.49	$0.09
Diluted net earnings per share:
Net earnings before effect ofaccounting change	$0.79	$0.66	$1.44	$1.21
Less: Effect of accounting change	—	—	—	(1.10)
Net earnings	$0.79	$0.66	$1.44	$0.11
Average common stock and common equivalent shares outstanding:
Basic	153,185	151,274	153,031	148,223
Diluted	161,201	160,045	160,934	156,994

A complete copy of Danaher’s Form 10-Q financial statement is available on the Company’s website (www.danaher.com)